Schering AG, Germany announces results of two clinical trials with sargramostim in Crohn's disease patients

Induction trial (n.o.v.e.l. 4) did not meet primary endpoint
N.o.v.e.l. 2 successful in steroid-dependent patients

Berlin, Germany, July 31, 2006 - Schering AG, Germany (FSE: SCH, NYSE: SHR) today announced results observed in two recently completed placebo-controlled, randomized, double-blind clinical studies of sargramostim for the treatment of Crohn's disease. Results from the Phase III induction trial (n.o.v.e.l. 4) suggest a treatment benefit but fail to demonstrate superiority in the two primary endpoints of response and/or remission at eight weeks compared to placebo. However, primary and secondary endpoints were met in the n.o.v.e.l. 2 study. This Phase II trial demonstrated that sargramostim was significantly more effective than placebo for induction of corticosteroid-free clinical remission in steroid-dependent Crohn's disease patients.

"While we are disappointed that the n.o.v.e.l. 4 trial results did not uphold the significant outcomes observed in the Phase II induction trial (n.o.v.e.l. 1), the data did trend toward a treatment benefit with sargramostim," said Prof. Marc Rubin, member of the Executive Board of Schering AG, responsible for Development and Specialized Therapeutics. "We are pleased that n.o.v.e.l. 2 did achieve a positive primary endpoint of steroid-free clinical remission. This study is the first randomized, double-blind, placebo-controlled trial conducted with any biological therapy in active steroid-dependent Crohn's disease patients." Rubin further said that at this time the development program continues to move forward. Schering AG is conducting an in-depth analysis of the data and will be in contact with regulatory agencies to discuss any potential adjustments to the development program in order to make sargramostim available for Crohn's disease patients.

The trials are part of a comprehensive, worldwide clinical trials program (n.o.v.e.l.(tm) - new opportunities to verify evolving logic in Crohn's disease) supported by Schering AG, Germany for the ongoing evaluation of sargramostim as an entirely new approach to the treatment of Crohn's disease. Crohn's disease is a chronic gastrointestinal inflammatory disease, diagnosed in more than one million patients worldwide, for which there is currently no cure and for which therapy is often needed on a long-term basis.

The Studies
N.o.v.e.l. 4 was a Phase III multi-center, randomized, double-blind, placebo-controlled study to evaluate the induction of response and remission in patients with moderately-to-severely active Crohn's disease.
In this study, 288 patients were randomized in nine countries. Patients received 6 micrograms/kg/day sargramostim or placebo via subcutaneous injection for eight weeks. Efficacy was based on the Crohn's Disease
Activity Index (CDAI), the standard measure of treatment effectiveness based on an analysis of several variables assessed by patients and physicians. Response was defined as a CDAI decrease of at least 100 points and remission was defined as a CDAI score of 150 points or below. The results in this study were achieved without the use of steroids and/or immunosuppressants.

N.o.v.e.l. 2 was a multi-center, randomized, double-blind, placebo-controlled study conducted in the U.S. and Canada in 129 patients with active corticosteroid-dependent Crohn's disease requiring 10-40 mg of prednisone or equivalent. Patients received 6 micrograms/kg/day sargramostim or placebo via subcutaneous injection. Treatment duration was between 12 to 22 weeks depending on the baseline corticosteroid dose. The primary efficacy endpoint was corticosteroid-free clinical remission (CDAI lower/equal 150) four weeks after complete corticosteroid withdrawal.

About Sargramostim
Sargramostim is a man-made form of a naturally occurring growth factor. In the United States, sargramostim is marketed as LEUKINE(r) by Berlex, Inc., a U.S. affiliate of Schering AG, Germany, and has been administered to more than 300,000 patients, most of whom are suffering from acute myelogenous leukemia (AML). This drug is the only growth factor approved in the United States for use following induction chemotherapy in older adults with AML to shorten the time to neutrophil recovery and reduce the incidence of severe and life-threatening infections and infections resulting in death. It has also been approved in the United States for use in four additional indications: myeloid reconstitution following allogeneic and autologous bone marrow transplantation (BMT), peripheral blood stem cell (PBSC) mobilization and subsequent myeloid reconstitution in patients undergoing PBSC transplantation, and bone marrow transplantation failure or engraftment delay.


Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products, Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Media Relations: Oliver Renner, T: +49-30-468 124 31, oliver.renner@schering.de
Media Relations: Verena von Bassewitz, T: +49-30-468 19 22 06, verena.vonbassewitz@schering.de
Investor Relations: Dr Jost Reinhard, T: +49-30-468 150 62, jost.reinhard@schering.de
Pharma Communication: Dr Claudia Schmitt, T: +49-30-468 158 05, claudia.schmitt@schering.de

Your contact in the U.S.:
Media Relations: Kimberley Jordan, T:+1-973-305 5340, kimberley_jordan@berlex.com

Find additional information at: www.schering.de/eng